

Mail Stop 3720

July 17, 2009

Mr. Antonio Sena
Chief Financial Officer
ChinaCast Education Corporation
10/F Xu Jie Mansion,
No. 29, Nanmofang Road,
Beijing, 100020, PRC

> **Re:** **ChinaCast Education Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 16, 2009**
>
> **Form 10-Q for Fiscal Quarter Ended March 31, 2009**
> **File No. 0-50550**

Dear Mr. Sena:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 1A. Risk Factors, page 10

Foreign Exchange Risk, page 14

1. We note on page 14 that Chinese foreign exchange controls may limit your ability to utilize CEC's revenues and receive dividends and other payments from your Chinese subsidiaries. In light of this circumstance, it appears you should provide condensed parent company financial information and other data in a financial statement schedule, in accordance with 12-04 of Regulation S-X, and the disclosures required by 4-08(e) of Regulation S-X. For additional guidance refer to SAB Topic 6:K.2. Please provide this information in future filings or advise.

Item 7. Management's Discussion and Analysis or Plan of Operation, page 19

Impairment of Goodwill, page 20

2. We note that goodwill accounted for 21% of total assets as of December 31, 2008. In light of the significance of your goodwill balance, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of goodwill. Specifically, we believe you should provide the following information:

    • Provide a more detailed description of the steps you perform to review goodwill for recoverability.

    • Describe the nature of the valuation techniques and the significant estimates and assumptions you employed to determine the fair value of your reporting units in your impairment analysis. For example, if you utilize the discounted cash flow approach, you should disclose the discount rates for each reporting unit and how those discount rates were determined, including your consideration of any market risk premiums. In addition, we believe your disclosure should address your estimates of future cash flows.

    • Describe changes to the assumptions and methodologies, if any, since your last annual impairment test.

    For further guidance, refer to Release No. 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations." Please expand your disclosure in future filings and provide us with your proposed disclosure.

Note 2. Summary of Significant Accounting Policies, page F-12

(q) Concentration of credit risk, page F-18

3. Tell us why you have not recorded an allowance for doubtful accounts as of December 31, 2008. In particular, it is unclear why you have determined that the receivables associated with your recently acquired Traditional University Group are fully collectible.

Note 4. Acquisition, page F-24

4. We note here and at pages F-29 and F-32 that you utilized a third-party valuation firm to assist in the determination of your purchase price allocation and the valuation of your intangible asset and goodwill. While you are not required to make reference to this independent third-party, when you do you should also disclose the name of the expert and confirm to us in your response letter that the expert is aware of being named in the filing. If you decide to delete your reference to the independent third-party, you should revise to provide disclosures that explain the method and assumptions used by management to determine the valuation. Revise to comply with this comment in future filings.

Note 13. Accrued Expenses and Other Current Liabilities, page F-32

5. Tell us the nature of your liability described as "Government loans granted to students."

6. Describe for us in more detail the nature of the transaction involving amounts received from Heng Tai to be paid to certain former owners of Hai Lai.

Note 18. Warrants and Unit Purchase Options, page F-39

7. Explain for us in more detail the nature of the transaction whereby you reduced the exercise price of certain warrants and issued shares of restricted common stock. Explain what consideration, if any, you received for such actions. Tell us how you accounted for these transactions and your basis in the accounting literature.

Note 19. Segment Information, page F-41

8. We note at pages 20 and 23 that you established an English training service in 2007 and that this business is a consumer business, which involves more direct sales and

marketing activities when compared with other business lines of the Company. We also note that you recognized an impairment for the brand name usage right intangible asset associated with this business operation during 2008. Tell us how you assessed whether this business operation constitutes an operating segment under SFAS 131. In addition, tell us the nature of the change in the business model in the English training service that you discuss at page 17 of your Form 10-Q for the quarter ended March 31, 2009.

Note 21. Income Taxes, pages F-44

9. In light of the Company earning income in each of the past five years and the subsequent interim period, it is unclear why it is reasonable of management to conclude that it is more likely than not that none of the Company's deferred tax assets will be realized. Please explain to us, in detail, and summarize for us all of the available evidence, both positive and negative, considered by management when forming this conclusion. Tell us why you believe that the weight of the negative evidence requires a full valuation allowance and expand your disclosures in future filings to explain this to readers.

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

•   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Robert S. Littlepage, Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director